UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Fifth Street Senior Floating Rate Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31679F101

(CUSIP Number)

Leonard M. Tannenbaum 777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830 (203) 681-3600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 16, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31679F101

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leonard M. Tannenbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,699,986
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,699,986
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,699,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.77%
14		TYPE OF REPORTING PERSON IN

INTRODUCTORY NOTE

This Amendment No. 3 amends and supplements the Schedule 13D originally filed by Leonard M. Tannenbaum on March 21, 2014 (the “Original Schedule 13D”) as amended and supplemented by Amendment No. 1 filed on March 24, 2014 (the “ First Amended Schedule 13D”) and Amendment No. 2 filed on August 25, 2014 (the “Second Amended Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

The Reporting Person is filing this Amendment No. 3 to Schedule 13D (the “Third Amended Schedule 13D”) to report recent purchases of shares of common stock, par value $0.01 per share (the “Shares”), of Fifth Street Senior Floating Rate Corp. (the “Issuer”) by Leonard M. Tannenbaum.

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Third Amended Schedule 13D is being filed to report the beneficial ownership of Shares of the Issuer by Mr. Tannenbaum. The address of the principal executive offices of the Issuer is 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The acquisition of the Shares reported on this Third Amended Schedule 13D was made using Mr. Tannenbaum’s personal funds. Mr. Tannenbaum holds 1,407,512 of the Shares as well as other securities in a margin account pursuant to a brokerage agreement. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin account borrowings used to purchase the Shares reported herein.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

As of the date of this filing on Schedule 13D, Mr. Tannenbaum holds and has sole voting power over 1,699,986 Shares, or 5.77% of the number of Shares issued and outstanding. Of such Shares held by Mr. Tannenbaum, 65,634 Shares are owned by the Leonard M. Tannenbaum Foundation, a 501(c)(3) corporation for which Mr. Tannenbaum serves as the President. With respect to all of such Shares owned by the Leonard M. Tannenbaum Foundation, Mr. Tannenbaum has sole voting and investment power over them, but has no pecuniary interest in, and expressly disclaims beneficial ownership of, such Shares. Based on information contained in the Issuer’s Form 10-K for the year ended September 30, 2014, filed with the Securities and Exchange Commission on December 10, 2014, the Issuer had 29,466,768 issued and outstanding Shares. Based on this amount, Mr. Tannenbaum has sole voting power over 5.77% of the total issued and outstanding Shares of the Issuer.

Mr. Tannenbaum has purchased a total of 905,863 Shares during the past 60 days, of which 16,563 Shares are held by the Leonard M. Tannenbaum Foundation and 7,500 of which are held in a custodial account for Mr. Tannenbaum’s child. Please see the below chart detailing the date, weighted average price (excluding broker’s commissions) and number of Shares purchased in connection with each acquisition made over the past 60 days. Mr. Tannenbaum made all such acquisitions in the open market.

Date	Number of Shares	Weighted Average Price Per Share
December 11, 2014	350,000	$10.094
December 12, 2014	143,702	$9.8386
December 12, 2014	1,563*	$9.92
December 15, 2014	218,098	$9.9492
December 15, 2015	15,000*	$9.9923
December 16, 2014	170,000	$9.8362
December 17, 2014	7,500**	$9.94

* Shares held by Leonard M. Tannenbaum Foundation

** Shares held in a custodial account for Mr. Tannenbaum’s child

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Mr. Tannenbaum holds 1,407,512 of the Shares reported herein in a margin account pursuant to a brokerage agreement.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2014

By: /s/ Leonard M. Tannenbaum

Name: Leonard M. Tannenbaum